Exhibit

                        Iusacell Announcement


    MEXICO CITY--(BUSINESS WIRE)--June 12, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL)(NYSE:CEL) ("Iusacell" or the "Company") announced today that its subsidiary, Grupo Iusacell Celular, S.A. de C.V. ("Iusacell Celular") has received an additional extension of its temporary Amendment and Waiver (the "Amendment") of certain provisions and technical defaults under its US$266 million Amended and Restated Credit Agreement, dated as of March 29, 2001 (the "Credit Agreement"). The Amendment was originally scheduled to expire on May 22, 2003 and, in April 2003, it was extended to June 13, 2003.
    As modified, the Amendment is now scheduled to expire on June 26 2003, subject to earlier termination under certain circumstances. This action was obtained in cooperation with the Senior Syndicated lender group, as part of the Iusacell's debt restructuring effort and provides the Company with additional time to continue working with its financial advisors, Morgan Stanley, towards the formulation of a consensual and comprehensive restructuring plan.
    If the Amendment is not further extended, upon its expiration, Iusacell Celular would be in default of a financial ratio covenant under the Credit Agreement, which would constitute an Event of Default (as defined in the Credit Agreement) as if the Amendment had never become effective.
    Additionally, the Company today announced that, on June 6, 2003, Iusacell was officially notified that by disposition of the appeal filed by the government, Mexico's Supreme Court affirmed the October 21, 2002 ruling by a federal district court of Mexico City in favor of Iusacell's cellular service concessionaires in their injunction (amparo) filed against the special telecommunications tax enacted by the Mexican Congress on January 1, 2002.

    About Iusacell

    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE:CEL; BMV:CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE:VZ).

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.


    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx